

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2013

<u>Via E-mail</u>
Randall E. Gier
Chief Executive Officer
Pizza Inn Holdings, Inc.
3551 Plan Parkway
The Colony, Texas 75056

      Re: Pizza Inn Holdings, Inc.
                Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2013
                Filed September 26, 2013
                File No. 000-12919

Dear Mr. Gier:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Dietrich A. King for

                    Mara L. Ransom
                    Assistant Director